

February 28, 2013

Via Email
Steven Chuslo, Esq.
Senior Vice President and General Counsel
Hannon Armstrong Sustainable Infrastructure Capital, Inc.
1906 Towne Centre Blvd.
Annapolis, MD 21401

> **Re:** **Hannon Armstrong Sustainable Infrastructure Capital, Inc.**
> **Registration Statement on Form S-11**
> **Filed February 15, 2013**
> **File No. 333-186711**

Dear Mr. Chuslo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Results of Operations, page 72

Investment in Financing Receivables, page 72

1. We note your response to prior comment 7 and your revisions to your filing. Please further revise your filing to disaggregate the financing receivables information for (1) after five years through ten years and (2) after ten years. In addition, state the weighted average yield for each range of maturities. Further, please tell us how you determined that you did not need to provide disclosures from Item II of Guide 3 for your securitization assets.

Financial Statements of Hannon Armstrong Capital, LLC for the interim period ended December 31, 2012

Notes to Condensed Consolidated Financial Statements, page F-14

2. Summary of Significant Accounting Policies, page F-14

Modifications to Investments in Financing Receivables and Debt, page F-16

2.   We note your response to prior comment 6 and your revisions to your filing. Please tell us and revise your filing to disclose whether or not the modification resulted in the modified financing receivable having an effective yield that is at least equal to the effective yield for the original financing receivable. Please refer to paragraph 9 of ASC 310-20-35.

Financial Statements of Hannon Armstrong Capital, LLC for the year ended September 30, 2012, page F-27

Consolidated Statements of Operations, page F-29

3.   We note your response to prior comment 8 and your revisions to your filing. Your revisions did not address our comment, as such, our comment will be reissued. Please further revise your filing to present "(Loss) income from equity method investments in affiliate" within other expenses, net. Please refer to Rule 9-04 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Steven Chuslo, Esq.
Hannon Armstrong Sustainable Infrastructure Capital, Inc.
February 28, 2013
Page 3

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Steve Packs in the Division of Investment Management at (202) 551-6853. Please contact Angela McHale, at (202) 551-3402 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel